Force Minerals Corporation

1434 Spruce Street, Suite 100

Boulder, Colorado 80302

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

October 28, 2014

Re: Force Minerals Corporation.

Form 8-K

Filed October 17, 2014

File No. 000-52494

Dear Mr. Hiller:

This letter sets forth the response of Force Minerals Corporation (“FORC” or the “Company”) to the Staff’s comment letter dated October 28, 2014. Further, we have filed an Amendment No. 1 to our Current Report on Form 8-K filed on October 16, 2014, to address the comments as referenced in our responses below.

Form 8-K filed October17, 2014

1.

We note you disclose in paragraph three that during your two most recent fiscal years there was no disagreement with your former accountant W.T. Uniack & Co., CPAs P.C. (Uniack) and no reportable event.  Please expand your disclosure to also state whether there was any disagreement with your former accountant Uniack or reportable event during the subsequent interim period preceding October 16, 2014 date of dismissal, to comply with Items 304(a)(1)(iv) and 9v) of Regulation S-K.

Response: We have amended paragraph three to clearly state that there are no disagreements or reportable event with the former auditor Uniack through the period ending October 16, 2014.

2.

We note you disclose in the fourth paragraph that you will file a copy of your former accountant Uniack’s response letter when received as an Exhibit to an amendment of this filing. The former accountant’s letter should be filed with two business days of receipt but no later than 10 business days after filing the Form 8-K, pursuant to Item 304(a) of Regulation S-K.  Please amend your filing to include this letter, based on the revised disclosures necessary to comply with the preceding comment, or if it has not been received or cannot be obtained, disclose that fact and include the reason.

Response: We provided a copy of the 8-K before it was filed to the former auditor.  To date we have had no response from the former auditor.  As such time we do we will file an amended 8-K to include this letter, when received, as an exhibit.

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Nathan Lewis

/s/ Nathan Lewis

President